Your **Vote** Counts!

DYNARESOURCE, INC.

2025 Annual Meeting
Vote by June 22, 2025
11:59 PM ET



DYNARESOURCE

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

V75112-P33939

You invested in DYNARESOURCE, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 23, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 9, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

Monday, June 23, 2025
12:00 p.m. Central Time

Virtually at:
www.virtualshareholdermeeting.com/DYNR2025

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. To elect seven Class I Directors to the Company's Board of Directors.	
Nominees:	
1a. Oscar M. Cabrera	✔ **For**
1b. Dr. Quinton Hennigh	✔ **For**
1c. Brent Omland	✔ **For**
1d. Rohan Hazelton	✔ **For**
1e. Dale Petrini	✔ **For**
1f. Maria Virginia Anzola	✔ **For**
1g. Tayler Diepholz	✔ **For**
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2025.	✔ **For**

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V75113-P33939

Your **Vote** Counts!

DYNARESOURCE, INC.

2025 Annual Meeting
Vote by June 22, 2025
11:59 PM ET





DynaResource

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

V75114-P33939

You invested in DYNARESOURCE, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 23, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 9, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control # [ ]

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

Monday, June 23, 2025
12:00 p.m. Central Time

Virtually at:
www.virtualshareholdermeeting.com/DYNR2025

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
2. To elect one Class II Director to the Company's Board of Directors.	
Nominee:	
2a. Phillip A. Rose	✓ **For**
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2025.	✓ **For**

Your **Vote** Counts!

DYNARESOURCE, INC.

2025 Annual Meeting
Vote by June 22, 2025
11:59 PM ET



DYNARESOURCE

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039



V75116-P33939

You invested in DYNARESOURCE, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 23, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 9, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

Monday, June 23, 2025
12:00 p.m. Central Time

Virtually at:
www.virtualshareholdermeeting.com/DYNR2025

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2025.	✓ **For**

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V75117-P33939





DYNARESOURCE

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DYNR2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75106-P33939

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNARESOURCE, INC.

The Board of Directors recommends you vote FOR the following proposals:

1. To elect seven Class I Directors to the Company's Board of Directors.

Nominees:	**For**	**Against**	**Abstain**
1a. Oscar M. Cabrera	☐	☐	☐
1b. Dr. Quinton Hennigh	☐	☐	☐
1c. Brent Omland	☐	☐	☐
1d. Rohan Hazelton	☐	☐	☐
1e. Dale Petrini	☐	☐	☐
1f. Maria Virginia Anzola	☐	☐	☐
1g. Tayler Diepholz	☐	☐	☐
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2025.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V75107-P33939

DYNARESOURCE, INC.
Annual Meeting of Stockholders
Monday, June 23, 2025 12:00 p.m. Central Time
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Rohan Hazelton as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of DYNARESOURCE, INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at Monday, June 23, 2025, at 12:00 p.m. Central Time, virtually at www.virtualshareholdermeeting.com/DYNR2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side





DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DYNR2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75108-P33939

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNARESOURCE, INC.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To elect one Class II Director to the Company's Board of Directors.			
Nominee:			
2a. Phillip A. Rose	☐	☐	☐
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2025.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V75109-P33939

DYNARESOURCE, INC.
Annual Meeting of Stockholders
Monday, June 23, 2025 12:00 p.m. Central Time
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Rohan Hazelton as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Series C Preferred Stock of DYNARESOURCE, INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at Monday, June 23, 2025, at 12:00 p.m. Central Time, virtually at www.virtualshareholdermeeting.com/DYNR2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side





DYNARESOURCE

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DYNR2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75110-P33939

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNARESOURCE, INC.

The Board of Directors recommends you vote FOR the following proposal:	**For**	**Against**	**Abstain**
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2025.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V75111-P33939

DYNARESOURCE, INC.
Annual Meeting of Stockholders
Monday, June 23, 2025 12:00 p.m. Central Time
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Rohan Hazelton as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Series D Preferred Stock and Series E Preferred Stock of DYNARESOURCE, INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at Monday, June 23, 2025, at 12:00 p.m. Central Time, virtually at www.virtualshareholdermeeting.com/DYNR2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side